MERRILL LYNCH BOND FUND, INC.

HIGH INCOME PORTFOLIO

SERIES NO. 1

FILE # 811-2857

ATTACHMENT 770

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
10/4/2005	Dycom Industries Inc 8.13% 10/15/15	150,000,000	5,950,000	Merrill Lynch Goldman Sachs Wachovia Capital Friedman, Billings, Ramsey & Co.
12/7/2005	Galaxy Entertainment Finance 10% 12/15/10	250,000,000	3,550,000	Merrill Lynch (Singapore) Morgan Stanley
12/7/2005	Galaxy Entertainment Finance 9.88% 12/15/12	350,000,000	1,800,000	Merrill Lynch (Singapore) Morgan Stanley
12/15/2005	Susser Finance Corp 10.63% 12/15/13	170,000,000	1,525,000	Banc of America Merrill Lynch
3/16/2006	Angiotech Pharmaceuticals Inc 7.75 4/1/14	250,000,000	2,250,000	Credit Suisse Merrill Lynch
3/29/2006	Host Marriot	800,000,000	12,200,000	Goldman Sachs Banc of America Deutsche Bank Merrill Lynch BNY Capital Markets Calyon Securities Citigroup RBS Greenwich Scotia Capital Societe Generale Wachovia Sec.